Exhibit (a)(1)(M)

Form of Reminder Post to All Employees Regarding the Expiration of the Exchange Offer

From:	Sarah Sardella
To:	All Employees
Date:	November 2, 2022 & November 10, 2022

If you are eligible to participate in the Stock Option Exchange Program, remember that the Exchange Offer and your withdrawal rights will expire at 11:59 p.m., Eastern Time on November 16, 2022, unless extended by the Company.

TCR2 must receive your properly completed and signed Election Forms and/or Notices of Withdrawal by the Expiration Time. We cannot accept late submissions.

Your personalized election form was previously sent to your TCR2 email address. You may complete and sign this form via DocuSign. If you wish to withdraw your election, please complete and sign a Notice of Withdrawal [link] and email to AskHR@tcr2.com.

If you make no election, or do not return the Election Form before the deadline, you will retain your Eligible Option(s) subject to their original terms, and no New RSUs will be granted to you.